Lock-Up Agreement

January, 4th, 2013

To: Mr. Vasileios Telikostoglou
16, V. TSITSANIS
GLYFADA
GREECE

Re: 244,905,152 Lock-Up Agreement

Ladies and Gentlemen:

This letter agreement (this "**Agreement**") relates to that certain Nickel Purchase Agreement dated as of January 4, 2013, (the "**Purchase Agreement**"), by and between NewLead Holdings Ltd, a Bermuda corporation (the "**Company**"), and N.M. Kandilis S.A., a corporation incorporated in Kozani, Greece ("**Seller**"), relating to the purchase of nickel wire in exchange for 258,536,585 shares of common stock, par value $0.01 per share, of the Company (the "**Shares**") in consideration of the transactions contemplated by the Purchase Agreement (the "**Acquisition**"). As a condition to the consummation of the transactions contemplated by the Purchase Agreement, the Company has issued 244,905,152 shares of the Shares directly to Mr. Vasileios Telikostoglou ("**VT**") (any such shares, a "**Relevant Security**"), and the Seller has required that VT enter into and deliver this Agreement to the Seller.

In connection with the Acquisition and conditioned upon receiving the Relevant Securities from the Company, VT hereby agree that, during the period from the date hereof until January 04, 2015 (the "**Lock-Up Period**"), VT will not: (a) directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Relevant Security, and (b) will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any Relevant Security (in each case, within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of a Relevant Security, other security, cash or other consideration. Upon expiry of the Lock-Up Period, VT may proceed with any transaction of the Relevant Security subject to the nickel wire being sold and/or monetized. Should all of or any part of the nickel wire be sold and/or monetized, any transaction of the Relevant Security may only be performed on such pro rata basis.

Notwithstanding anything to the contrary contained herein, if within a period of 18 months, the nickel wire is not sold and/or foreclosed on by an institution to which they are pledged, mortgaged and/or collateralized for a loan or any other financial instrument, this Lock-Up Agreement shall be considered null and void and the shares shall be subsequently canceled.

Further on, in the event the nickel wire is sold at a reduced price with a 45% discount of the agreed price under this transaction, the number of shares issued under this transaction is to be adjusted at the rate that the sale price over the transaction price will take place and in a pro rata bases.

Each of the undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Security to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, the Relevant Security for which the undersigned is the record

holder and, in the case of any Relevant Security for which the undersigned is the beneficial but not the record holder, agrees during the Lock-Up Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to, such Relevant Security.

For purposes of this Agreement, an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a **"Person"**) shall be deemed an **"Affiliate"** of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, officer, director, or manager of such Person and any venture capital fund now or hereafter existing that is controlled by one or more general partners of or shares the same management company with such Person.

All notices given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) one (1) business day after deposit with an internationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth in this paragraph, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this paragraph. If notice is given to the Company, it shall be sent to NewLead Holdings Ltd, 83 Akti Miaouli & Flessa Street, Piraeus, 185 38, Greece, Attention: Michail Zolotas and a copy shall also be sent to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, Attention: Kenneth R. Koch, Esq. If notice is given to VT, it shall be sent to Mr. Vasileios Telikostoglou, 16, V. Tsitsanis Street, Glyfada, Greece.

Each of the undersigned hereby represents and warrants to the Company and Seller that the undersigned has full power and authority to enter into this Agreement and that this Agreement constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, each of the undersigned will execute any additional documents necessary in connection with enforcement of the terms hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date first above written.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of laws principles thereof. Delivery of a signed copy of this letter by facsimile transmission or e-mail shall be effective as delivery of the original hereof.

Notwithstanding anything to the contrary contained herein, this Agreement shall not become effective unless and until the closing contemplated by the Purchase Agreement, and if such closing has not occurred on or before 9th January 2013, this Agreement will be null and void ab initio.

It is further agreed that this is the binding Agreement entered into and between the parties and supersedes any other agreements.

[Remainder of page left intentionally blank. Signature page immediately follows.]

NewLead Holdings Ltd
Hamilton, Bermuda

Very truly yours,

By: NEWLEAD HOLDINGS LTD
Name: MICHAIL S. ZOLOTAS
Title: CEO/ DIRECTOR

Acknowledged and accepted

Name: VASILEIOS TELIKOSTOGLOU
On behalf of N.M Kandilis S.A.